Exhibit 99.1

VivoPower International PLC Announces Contract for the New Carroll Cotton Gin

LONDON, August 20, 2020

VivoPower International PLC (NASDAQ: VVPR, the “Company”) ”), an international solar and critical power services company, is pleased to announce that its wholly-owned subsidiary in Australia, J.A. Martin Electrical Pty Limited (“J.A. Martin”) has been awarded a contract by Carroll Cotton Company to complete the engineering, switchboards, switchroom and field installation at Carroll Cotton’s new cotton gin, located in the Upper Namoi Valley of New South Wales.

The AUD$20 million gin project, of which the J.A. Martin electrical works contract is a significant proportion, is expected to be completed by the start of the next ginning season in March 2021. The new cotton gin will have capacity to produce 100,000 tonnes of cotton annually – about 10% of Australia’s total crop.

The easternmost cotton gin in Australia, Carroll Cotton is an independent cotton gin and one of the last remaining family-owned and operated gins in the country. Carroll Cotton works closely with local growers and delivers tailored ginning services to maximize returns, utilizing world-best practices and years of market expertise. They have been fully accredited as a “myBMP” company by Cotton Australia, recognizing them for demonstrating Best Management Practices and providing responsible services to Australia’s cotton industry.

The project represents another win for the J.A. Martin team in the cotton industry. Along with previously announced delivery of a 3.4 MW solar farm at the Cubbie Station cotton gin in Queensland, this contract further solidifies J.A. Martin's position as a leading provider of solar and electrical power projects and services to the Australian agriculture industry.

About VivoPower

VivoPower is an international solar and critical power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

About J.A. Martin

J.A. Martin is a wholly-owned subsidiary of VivoPower in Australia. Founded in 1968, J.A. Martin specialises in delivering industrial electrical engineering and power services, including solar engineering design, procurement and construction (EPC).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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